Exhibit 99.1

GDS Reports

Fourth Quarter and Full Year 2016 Results

GDS Holdings Limited Reports Fourth Quarter and Full Year 2016 Results

Shanghai, China, March 2, 2017 — GDS Holdings Limited (“GDS Holdings” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the quarter and full year ended December 31, 2016.

Fourth Quarter 2016 Financial Highlights

•                  Net revenue increased by 49.1% year-over-year (“Y-o-Y”) to RMB311.7 million (US$44.9 million) in the fourth quarter of 2016 (4Q2015: RMB209.1 million).

•                  Service revenue increased by 55.0% Y-o-Y to RMB299.7 million (US$43.2 million) in the fourth quarter of 2016 (4Q2015: RMB193.4 million).

•                  Net loss was RMB69.6 million (US$10.0 million) in the fourth quarter of 2016, compared with a net loss of RMB28.2 million in the fourth quarter of 2015.

•                  Adjusted EBITDA (non-GAAP) increased by 90.6% Y-o-Y to RMB92.0 million (US$13.3 million) in the fourth quarter of 2016 (4Q2015: RMB48.3 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 29.5% in the fourth quarter of 2016 (4Q2015: 23.1%).

Full Year 2016 Financial Highlights

•                  Net revenue increased by 50.1% to RMB1,056.0 million (US$152.1 million) in 2016 (2015: RMB703.6 million).

•                  Service revenue increased by 53.5% to RMB1,003.0 million (US$144.5 million) in 2016 (2015: RMB653.6 million).

•                  Net loss was RMB276.4 million (US$39.8 million) in 2016, compared with a net loss of RMB98.6 million in 2015.

•                  Adjusted EBITDA (non-GAAP) increased by 64.3% to RMB270.5 million (US$39.0 million) in 2016 (2015: RMB164.7 million).

•                  Adjusted EBITDA margin (non-GAAP) increased to 25.6% in 2016 (2015: 23.4%).

Operating Highlights

•                      Total area committed increased by 70.0% Y-o-Y to 61,043 sqm as of December 31, 2016 (December 31, 2015: 35,918 sqm).

•                      Area utilized (or revenue generating space) increased by 65.8% Y-o-Y to 37,082 sqm as of December 31, 2016 (December 31, 2015: 22,365 sqm).

•                      Area in service increased by 61.0% Y-o-Y to 60,982 sqm as of December 31, 2016 (December 31, 2015: 37,869 sqm).

•                      Commitment rate for area in service was 89.0% as of December 31, 2016 (December 31, 2015: 87.5%) and utilization rate was 60.8% as of December 31, 2016 (December 31, 2015: 59.1%).

•                      Area under construction was 25,055 sqm as of December 31, 2016 (December 31, 2015: 35,525 sqm).

•                      Pre-commitment rate for area under construction was 27.1% as of December 31, 2016 (December 31, 2015: 7.8%).

“2016 was a year of great achievement for GDS Holdings,” said Mr. William Huang, Chairman and Chief Executive Officer. “Our sales growth was phenomenal with customers signing up for over 25,000 sqm of net additional capacity, worth over US$120 million in terms of annual recurring revenue. We also made significant progress in delivering resource to our customers with nearly 15,000 sqm of net additional area utilized. To ensure continuous supply for our customers, we added over 23,000 sqm of new capacity and ended the year with an 89% commitment rate. Cloud adoption is taking off in China. By securing more and more commitments from Cloud service providers, we are rapidly becoming the home of the Cloud in China. Looking ahead to 2017, through the combination of established strategic relationships with the largest and most demanding users of data center resources in China and our secured development pipeline, we are confident of maintaining our strong growth momentum and market leadership.”

“We are delighted to report our financial results for the fourth quarter and full year 2016,” said Mr. Dan Newman, Chief Financial Officer of GDS Holdings. “We achieved impressive full-year service revenue growth of 53.5% compared with 2015 and sequential growth of 12.3% in the fourth quarter as we continued to deliver our contract backlog as scheduled. Meanwhile, we were able to realize significant operating leverage as our business and revenue scaled up. Our huge contract backlog and secured resource development pipeline provide high visibility for our future growth. Looking ahead, we will keep delivering in 2017 and continue to create value for our shareholders.”

Fourth Quarter 2016 Financial Results

Net revenue in the fourth quarter of 2016 was RMB311.7 million (US$44.9 million), a 49.1% increase over the fourth quarter of 2015 and a 4.9% increase over the third quarter of 2016. Service revenue in the fourth quarter of 2016 was RMB299.7 million (US$43.2 million), a 55.0% increase over the fourth quarter of 2015 and a 12.3% increase over the third quarter of 2016. The increase in service revenue over the previous quarter was mainly due to the full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 2,713 sqm of net additional area utilized in the fourth quarter of 2016. Revenue from IT equipment sales was RMB11.9 million (US$1.7 million), compared with RMB15.7 million in the fourth quarter of 2015 and RMB30.3 million in the third quarter of 2016.

Cost of revenue in the fourth quarter of 2016 was RMB235.7 million (US$34.0 million), a 52.5% increase over the fourth quarter of 2015 and a 5.9% increase over the third quarter of 2016. The increase over the previous quarter was mainly due to a 15.2% increase in utility costs as a result of an increase in IT power committed to customers and higher power utilization rates, and a 12.4% increase in depreciation and amortization costs as a result of the completion of Shenzhen 3 (“SZ3”), Chengdu 1 (“CD1”) Phase 2 and Shanghai 3 (“SH3”) data centers in the fourth quarter of 2016, offset by a decrease in IT equipment costs, due to lower IT equipment sales.

Gross profit was RMB75.9 million (US$10.9 million) in the fourth quarter of 2016, a 39.3% increase over the fourth quarter of 2015 and a 1.7% increase over the third quarter of 2016. Gross profit margin was 24.4% in the fourth quarter of 2016, compared with 26.1% in the fourth quarter of 2015 and 25.1% in the third quarter of 2016. The decrease over the previous quarter in gross profit margin was primarily due to the higher usage of IT power by customers and increased depreciation and amortization costs as a result of new data centers coming into service.

Selling and marketing expenses, excluding share-based compensation expenses of RMB1.4 million (US$0.2 million), were RMB18.5 million (US$2.7 million) in the fourth quarter of 2016, a 0.3% increase over the fourth quarter of 2015 of RMB18.4 million (excluding share-based compensation of RMB0.1 million) and an 8.0% increase from the third quarter of 2016 of RMB17.1 million (with share-based compensation of RMB nil). The increase over the previous quarter was primarily due to more marketing and promotion activities in the fourth quarter of 2016.

General and administrative expenses, excluding share-based compensation expenses of RMB4.6 million (US$0.7 million), were RMB48.0 million (US$6.9 million) in the fourth quarter of 2016, a 50.2% increase over the fourth quarter of 2015 of RMB32.0 million (excluding share-based compensation of RMB0.6 million) and a 10.9% increase from the third quarter of 2016 of RMB43.3 million (with share-based compensation of RMB nil). The increase over the previous quarter was primarily due to an increase in professional fees incurred as a result of being a public company.

Research and development costs, were RMB2.2 million (US$0.3 million) in the fourth quarter of 2016, compared with RMB1.5 million in the fourth quarter 2015 and RMB2.2 million in the third quarter of 2016.

Net interest expenses for the fourth quarter of 2016 were RMB83.5 million (US$12.0 million), a 135.2% increase over the fourth quarter of 2015 of RMB35.5 million and a 20.3% increase over the third quarter of 2016 of RMB69.4 million. The increase over the previous quarter was mainly due to an increase in total debt. We also ceased to capitalize borrowing cost for our SH3, CD1 Phase 2 and SZ3 data centers which commenced operation during the fourth quarter of 2016.

Foreign currency exchange gain for the fourth quarter of 2016 was RMB11.6 million (US$1.7 million), a 730.2% increase over the fourth quarter of 2015 of RMB1.4 million and a 337.2% increase over the third quarter of 2016 of RMB2.6 million. The increase was mainly due to the appreciation of US Dollars against Renminbi due to the US dollar denominated assets held by our Chinese operating entities.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax benefits, depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses. Adjusted EBITDA was RMB92.0 million (US$13.3 million) in the fourth quarter of 2016, a 90.6% increase over the fourth quarter of 2015 of RMB48.3 million and an 18.0% increase over the third quarter of 2016 of RMB78.0 million.

Adjusted EBITDA margin (non-GAAP) was 29.5% in the fourth quarter of 2016, compared with 23.1% in the fourth quarter of 2015 and 26.2% in the third quarter of 2016.

Net loss in the fourth quarter of 2016 was RMB69.6 million (US$10.0 million), compared with a net loss of RMB28.2 million in the fourth quarter of 2015 and a net loss of RMB52.6 million in the third quarter of 2016.

Basic and diluted loss per ordinary share in the fourth quarter of 2016 was RMB0.19 (US$0.03), compared with RMB0.26 in the fourth quarter of 2015 and RMB0.38 in the third quarter of 2016.

Basic and diluted loss per American Depositary Share (“ADS”) in the fourth quarter of 2016 was RMB1.54 (US$0.22), compared with RMB2.12 in the fourth quarter of 2015 and RMB3.08 in the third quarter of 2016. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed at the end of the fourth quarter of 2016 was 61,043 sqm, compared with 35,918 sqm at the end of the fourth quarter of 2015 and 58,627 sqm at the end of the third quarter of 2016, an increase of 70.0% Y-o-Y and 4.1% Q-o-Q. The sales increase was driven primarily by booming Cloud adoption in China leading to higher demand from Cloud service providers, as well as new commitments from Internet and financial service institution customers.

Data Center Resources

Area in service at the end of the fourth quarter of 2016 was 60,982 sqm, compared with 37,869 sqm at the end of the fourth quarter of 2015 and 48,822 sqm at the end of the third quarter of 2016, an increase of 61.0% Y-o-Y and 24.9% Q-o-Q. During the fourth quarter of 2016, the Company completed the construction of SZ3, CD1 Phase 2 and SH3 data centers, which in aggregate added 12,160 sqm to area in service.

Area under construction at the end of the fourth quarter of 2016 was 25,055 sqm, compared with 35,525 sqm at the end of the fourth quarter of 2015 and 37,194 sqm at the end of the third quarter of 2016. The decrease over the third quarter of 2016 was due to completion of SZ3, CD1 Phase 2 and SH3 data centers which are now included in area in service.

Commitment rate of area in service was 89.0% at the end of the fourth quarter of 2016, compared with 87.5% at the end of the fourth quarter of 2015 and 93.8% at the end of third quarter 2016. Pre-commitment rate of area under construction was 27.1% at the end of the fourth quarter of 2016, compared with 7.8% at the end of the fourth quarter of 2015 and 34.5% at the end of the third quarter 2016.

Area utilized at the end of the fourth quarter of 2016 was 37,082 sqm, compared with 22,365 sqm at the end of the fourth quarter of 2015 and 34,369 sqm at the end of the third quarter of 2016, an increase of 65.8% Y-o-Y and 7.9% Q-o-Q.

Utilization rate of area in service was 60.8% at the end of the fourth quarter of 2016, compared with 59.1% at the end of the fourth quarter of 2015 and 70.4% at the end of the third quarter 2016. The lower utilization rate over the previous quarter was mainly due to the increase in area in service as a result of the completion of SZ3, CD1 Phase 2 and SH3 data centers and the time lag before customers move in.

Balance Sheet

As of December 31, 2016, cash was RMB1,811.3 million (US$260.9 million). Total short-term debt was RMB717.1 million (US$103.3 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB628.5 million (US$90.5 million) and the current portion of capital lease and other financing obligations of RMB88.6 million (US$12.8 million). Total long-term debt was RMB3,573.2 million (US$514.6 million), comprised of long-term borrowings (excluding current portion) of RMB1,509.7 million (US$217.4 million), convertible bonds of RMB1,040.5 million (US$149.9 million) and the non-current portion of capital lease and other financing obligations of RMB1,023.0 million (US$147.3 million).

On November 2, 2016, the Company successfully completed its IPO of 20,070,735 American Depositary Shares (“ADS”) (including 820,735 ADSs purchased upon the partial exercise, on December 2, 2016, of the underwriters’ over-allotment option), each representing eight of its Class A ordinary shares, at a price of US$10.00 per ADS for a total offering size of approximately US$200.7 million. In addition, the Company paid a preferred share dividend in an aggregate amount of US$50.9 million, of which US$11.5 million was paid in cash and US$39.4 million was paid by issuing an aggregate 31,490,164 Class A ordinary shares to the holders of the preferred shares, respectively, based on the initial public offering price of US$10.00 per ADS, or US$1.25 per ordinary share. Upon completion of the IPO, 349,087,677 preferred shares were automatically converted into 349,087,677 Class A ordinary shares on a one-to-one basis.

Recent Development — Potential New Project

The Company is in the process of taking over a project which is currently under construction in Shenzhen (“SZ5”).  In the event of an acquisition, it will give the Company a leasehold interest in a new building which is well suited for use as a data center. It has sufficient power capacity for 10,000 sqm of high power density net floor area which is already 50% pre-committed to a major Cloud service provider. We target to close off the acquisition by the end of current quarter.

Full Year 2016 Financial Results

Net revenue in 2016 was RMB1,056.0 million (US$152.1 million), a 50.1% increase from 2015. Service revenue in 2016 was RMB1,003.0 million (US$144.5 million), a 53.5% increase from 2015. Revenue from IT equipment sales was RMB53.0 million (US$7.6 million), compared with RMB50.0 million in 2015.

Cost of revenue in 2016 was RMB790.3 million (US$113.8 million), a 53.5% increase from 2015.

Gross profit was RMB265.7 million (US$38.3 million) in 2016, a 40.8% increase from 2015. Gross profit margin was 25.2% in 2016, compared with 26.8% in 2015.

Sales and marketing expenses, excluding share-based compensation expenses of RMB6.6 million (US$0.9 million), were RMB65.0 million (US$9.4 million) in 2016, a 13.5% increase from RMB57.3 million (excluding share-based compensation of RMB0.3 million) in 2015.

General and administrative expenses, excluding share-based compensation expenses of RMB55.4 million (US$8.0 million), were RMB172.0 million (US$24.8 million) in 2016, a 37.1% increase from RMB125.5 million (excluding share-based compensation of RMB3.3 million) in 2015.

Research and development costs were RMB9.1 million (US$1.3 million) in 2016, compared with RMB3.6 million in 2015.

Net interest expenses in 2016 were RMB263.2 million (US$37.9 million), a 109.6% increase from 2015.

Adjusted EBITDA was RMB270.5 million (US$39.0 million) in 2016, a 64.3% increase from 2015.

Adjusted EBITDA margin (non-GAAP) was 25.6% in 2016, compared with 23.4% in 2015.

Net loss in 2016 was RMB276.4 million (US$39.8 million), compared with a net loss of RMB98.6 million in 2015.

Basic and diluted loss per ordinary share in 2016 was RMB1.35 (US$0.19), compared with RMB0.99 in 2015.

Basic and diluted loss per ADS in 2016 was RMB10.79 (US$1.55), compared with RMB7.95 in 2015. Each ADS represents eight Class A ordinary shares.

Business Outlook

For the full year of 2017, the Company expects its total revenues to be between RMB1,475 million and RMB1,575 million, and Adjusted EBITDA to be between RMB465 million and RMB495 million. In addition, the Company expects to incur capital expenditures of approximately RMB1,800 million for the full year of 2017. This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Thursday, March 2, 2017 (9:00 p.m. Beijing Time on March 2, 2017) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	70493460

A telephone replay will be available approximately two hours after the call until March 9, 2017 by dialing:

United States:	1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
China:	400-632-2162
Replay Access Code:	70493460

A live and archived webcast of the conference call will be available on the Company’s investor relation website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted EBITDA can provide a useful measure of our core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9430 to US$1.00, the noon buying rate in effect on December 31, 2016 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including a unique and innovative managed cloud value proposition. The Company has a 15-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of large Internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’s beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’s strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’s actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’s goals and strategies; GDS Holdings’s future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’s expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’s expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’s business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’s ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’s operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’s business operations; competition in GDS Holdings’s industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’s filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5119 6989

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 5730-6200

Email: GDS@tpg-ir.com

Alan Wang

Phone: +1 (212) 481-2050 ext. 401

Email: GDS@tpg-ir.com

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2015	As of December 31, 2016
	RMB	RMB	US$

Assets
Current assets
Cash	924,498	1,811,319	260,884
Accounts receivable, net of allowance for doubtful accounts	111,013	198,851	28,640
Value-added-tax (“VAT”) recoverable	59,680	72,958	10,508
Prepaid expenses and other current assets	91,508	127,185	18,319
Total current assets	1,186,699	2,210,313	318,351

Property and equipment, net	2,512,687	4,322,891	622,626
Goodwill and intangible assets, net	1,341,599	1,433,656	206,489
Other non-current assets	87,287	237,006	34,137
Total assets	5,128,272	8,203,866	1,181,603

Liabilities, Redeemable Preferred Shares and Shareholders’ Equity (Deficit)
Current liabilities
Short-term borrowings and current portion of long-term borrowings	428,218	628,478	90,520
Accounts payable	215,658	513,543	73,966
Accrued expenses and other payables	232,428	248,607	35,807
Capital lease and other financing obligations, current	48,745	88,593	12,760
Total current liabilities	925,049	1,479,221	213,053

Long-term borrowings, excluding current portion	958,264	1,509,676	217,439
Convertible bonds payable	648,515	1,040,550	149,870
Capital lease and other financing obligations, non-current	424,939	1,022,959	147,337
Other long-term liabilities	116,696	164,986	23,762
Total liabilities	3,073,463	5,217,392	751,461

Redeemable preferred shares	2,395,314	—	—

Shareholders’ equity (deficit)
Ordinary shares	76	260	37
Additional paid-in capital	303,621	4,036,959	581,443
Accumulated other comprehensive loss	(61,949)	(192,080)	(27,665)
Accumulated deficit	(582,253)	(858,665)	(123,673)
Total shareholders’ equity (deficit)	(340,505)	2,986,474	430,142
Commitments and contingencies
Total liabilities, redeemable preferred shares and shareholders’ equity (deficit)	5,128,272	8,203,866	1,181,603

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2015	September 30, 2016	December 31, 2016		December 31, 2015	December 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue
Service revenue	193,373	266,890	299,731	43,170	653,591	1,003,015	144,464
Equipment sales	15,719	30,266	11,938	1,719	50,045	52,945	7,626
Total net revenue	209,092	297,156	311,669	44,889	703,636	1,055,960	152,090
Cost of revenue	(154,567)	(222,514)	(235,738)	(33,953)	(514,997)	(790,286)	(113,825)
Gross profit	54,525	74,642	75,931	10,936	188,639	265,674	38,265

Operating expenses
Selling and marketing expenses	(18,544)	(17,109)	(19,906)	(2,867)	(57,588)	(71,578)	(10,309)
General and administrative expenses	(32,576)	(43,323)	(52,595)	(7,575)	(128,714)	(227,370)	(32,748)
Research and development expenses	(1,496)	(2,156)	(2,179)	(314)	(3,554)	(9,100)	(1,311)
Income (loss) from operations	1,909	12,054	1,251	180	(1,217)	(42,374)	(6,103)

Other income(expenses):
Net interest expenses	(35,486)	(69,404)	(83,468)	(12,022)	(125,546)	(263,164)	(37,903)
Foreign currency exchange gain(loss), net	1,393	2,645	11,564	1,666	11,107	18,310	2,637
Others, net	1,528	503	789	114	5,089	2,501	360
Loss before income taxes	(30,656)	(54,202)	(69,864)	(10,062)	(110,567)	(284,727)	(41,009)
Income tax benefit	2,481	1,626	225	32	11,983	8,315	1,198
Net loss	(28,175)	(52,576)	(69,639)	(10,030)	(98,584)	(276,412)	(39,811)
Change in redemption value of redeemable preferred shares	(27,732)	(29,441)	292,980	42,198	(110,926)	205,670	29,623
(Cumulative) Dividend on preferred shares	(1,781)	(1,863)	(327,072)	(47,108)	(7,127)	(332,660)	(47,913)
Net loss attributable to ordinary shareholders	(57,688)	(83,880)	(103,731)	(14,940)	(216,637)	(403,402)	(58,101)

Loss per ordinary share
Basic and diluted	(0.26)	(0.38)	(0.19)	(0.03)	(0.99)	(1.35)	(0.19)

Weighted average number of ordinary share outstanding
Basic and diluted	217,987,922	217,987,922	540,305,476	540,305,476	217,987,922	299,093,937	299,093,937

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Year ended
	December 31, 2015	September 30, 2016	December 31, 2016		December 31, 2015	December 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(28,175)	(52,576)	(69,639)	(10,030)	(98,584)	(276,412)	(39,811)
Foreign currency translation adjustments, net of nil tax	(43,109)	(14,158)	(65,397)	(9,419)	(118,491)	(130,131)	(18,743)
Comprehensive loss	(71,284)	(66,734)	(135,036)	(19,449)	(217,075)	(406,543)	(58,554)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Year ended
	December 31, 2015	September 30, 2016	December 31, 2016		December 31, 2015	December 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(28,175)	(52,576)	(69,639)	(10,030)	(98,584)	(276,412)	(39,811)
Depreciation and amortization	42,632	62,617	71,269	10,265	145,406	227,355	32,746
Amortization of debt issuance cost and debt	—	—	5,495	791	—	5,917	852
Share-based compensation expense	708	—	6,978	1,005	4,061	64,165	9,242
Others	300	(1,854)	(1,411)	(203)	(10,589)	(12,842)	(1,850)
Changes in operating assets and liabilities, net of effect of an acquisition:	(47,134)	(108,688)	(40,350)	(5,812)	(120,592)	(158,411)	(22,817)
Net cash used in operating activities	(31,669)	(100,501)	(27,658)	(3,984)	(80,298)	(150,228)	(21,638)

Purchase of property, plant and equipment	(158,169)	(386,874)	(283,272)	(40,800)	(731,905)	(987,701)	(142,259)
Payment related to acquisitions	—	—	—	—	—	(159,363)	(22,952)
Net cash used in investment activities	(158,169)	(386,874)	(283,272)	(40,800)	(731,905)	(1,147,064)	(165,211)

Net proceeds from financing activities	781,144	451,976	1,281,292	184,544	1,127,685	2,128,614	306,583
Net cash provided by financing activities	781,144	451,976	1,281,292	184,544	1,127,685	2,128,614	306,583
Effect of exchange rate changes on cash	(512)	(346)	42,225	6,083	2,258	55,499	7,995

Net increase (decrease) of cash	590,794	(35,745)	1,012,587	145,843	317,740	886,821	127,729
Cash at the beginning of period	333,704	834,477	798,732	115,041	606,758	924,498	133,155
Cash at end of period	924,498	798,732	1,811,319	260,884	924,498	1,811,319	260,884

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Year ended
	December 31, 2015	September 30, 2016	December 31, 2016		December 31, 2015	December 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(28,175)	(52,576)	(69,639)	(10,030)	(98,584)	(276,412)	(39,811)
Net interest expenses	35,486	69,404	83,468	12,022	125,546	263,164	37,903
Income tax benefit	(2,481)	(1,626)	(225)	(32)	(11,983)	(8,315)	(1,198)
Depreciation and amortization	42,632	62,617	71,269	10,265	145,406	227,355	32,746
Accretion expenses for asset retirement costs	92	165	153	22	255	588	85
Share-based compensation expenses	708	—	6,978	1,005	4,061	64,165	9,242
Adjusted EBITDA	48,262	77,984	92,004	13,252	164,701	270,545	38,967
Adjusted EBITDA margin	23.1%	26.2%	29.5%	29.5%	23.4%	25.6%	25.6%